04016653

A1?810-2004

VF 8-11-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53506

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaGee Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. Biscayne Boulevard, Suite 3750
(No. and Street)

Miami, Florida 33131
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Luisa Franchy 305-374-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Schechter, Price, Lucas, Horwitz & Co., P.A.
(Name – *if individual, state last, first, middle name*)

2121 Ponce De Leon Boulevard, Suite 1100, Coral Gables, Florida 33134
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB 8-12

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luisa Franchy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lafise Securities Corporation, as of December 31st, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YADIRA F. PADILLA
MY COMMISSION # DD 054349
EXPIRES: September 4, 2005
Bonded Thru Notary Public Underwriters

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal accounting controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goldstein Schechter Price Lucas Horwitz & Co., P.A.
Certified Public Accountants & Consultants

Vincent Carrodeguas, CPA
Lawrence C. Elmer, CPA
Zvi Gold, CPA
Michael B. Goldstein, CPA
Sanford B. Horwitz, CPA
Alan Kirzner, CPA
Howard B. Lucas, CPA
Jerome T. Price, CPA
J. Jerry Schechter, CPA
Saul H. Silverman, CPA
Salomon Wainberg, CPA
Jeffrey L. Weiss, CPA
Allan P. Wilson, CPA

January 23, 2004

Board of Directors
Lafise Securities Corporation

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Lafise Securities Corporation (the "Company") as of December 31, 2003 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lafise Securities Corporation at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goldstein Schechter Price Lucas Horwitz & Co

Goldstein Schechter Price Lucas Horwitz & Co., P.A.

121 Ponce De Leon Boulevard, Suite 1100, Coral Gables, Florida 33134. Dade: 305/442-2200. Broward: 954/766-2906. Fax: 305/444-0880
Mail: gsplh@gsplh.com

LAFISE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	73,581
Cash deposit with clearing organization		25,241
Equipment, less accumulated depreciation of $272		251
Other assets		1,897
TOTAL ASSETS	$	100,970

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	225
STOCKHOLDERS' EQUITY:		
Common stock; $1 par value, authorized, 1,000,000 shares, 77,778 shares issued and outstanding		77,778
Additional paid-in capital		104,222
Accumulated deficit		(81,255)
Total Stockholders' Equity		100,745
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	100,970

See Accompanying Notes to Financial Statements

LAFISE SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions	$ 2,797
Referral fees from a foreign related entity	47,500
Interest income	536
Total Revenue	50,833
EXPENSES:	
General and administrative	86,169
Depreciation	167
Interest expense	1,309
Total Expenses	87,645
NET LOSS	$ (36,812)

See Accompanying Notes to the Financial Statements

LAFISE SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balances at January 1, 2003	77,778	$ 77,778	$ 4,222	$ (44,443)	$ 37,557
Net loss				(36,812)	(36,812)
Contribution of capital			100,000	-	100,000
Balance at December 31, 2003	77,778	$ 77,778	$ 104,222	$ (81,255)	$ 100,745

See Accompanying Notes to Financial Statements

LAFISE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (36,812)
Adjustments to reconcile net loss to net cash used in operating assets and liabilities:	
Depreciation	167
Cash deposits with clearing organizations	(118)
Other assets	1,160
Accounts payable	(586)
Total Adjustments	623
NET CASH USED IN OPERATING ACTIVITIES	(36,189)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from contribution of capital	100,000
INCREASE IN CASH	63,811
CASH:	
Beginning of year	9,770
End of year	$ 73,581
SUPPLEMENTAL CASH FLOWS DISCLOSURES:	
Interest payments	$ 1,309

See Accompanying Notes to Financial Statements

LAFISE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lafise Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a Florida Corporation.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Income Taxes - The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Depreciation - Depreciation is provided on an accelerated basis using an estimated useful life of five years.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows - For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it is exempt from the requirements under SEC rule 15c3-3 to maintain a special reserve bank account for the benefits of customers.

NOTE 4 - AGREEMENT WITH CLEARING BROKER

The Company has an agreement with another broker dealer to execute and clear all of its customer transactions through that broker-dealer on a fully disclosed basis.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $93,046, which was $88,046, in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtness to net capital is 5.62%.

NOTE 6 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's effective rate differs from the statutory federal rate primarily as a result of the valuation allowance described below and state income taxes.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

Deferred tax assets:	
Net operating losses	$ 15,162
Timing differences, relating to start up costs	455
	15,617
Less valuation allowance	(15,617)
	$ -

At December 31, 2003, the Company recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits is not "more likely than not". Accordingly, no deferred tax assets are reported in the accompanying statement of financial position at December 31, 2003. The Company has available at December 31, 2003, $78,900 of unused operating loss carryforwards that may be applied against future taxable income and will expire in 2022 and 2023.

NOTE 7 - RELATED PARTY TRANSACTIONS

Facilities and Employee Service

Personnel and office space are provided by related entity at no charge.

Referral Fee from a Foreign Related Entity

The Company received referral fees for referring various clients for the execution of certain transactions to a foreign related entity which is 50% owned by one of the Company's stockholders and 50% owned by a relative of this stockholder.

Goldstein Schechter Price Lucas Horwitz & Co., P.A.
Certified Public Accountants & Consultants

Vincent Carrodeguas, CPA
Lawrence C. Elmer, CPA
Zvi Gold, CPA
Michael B. Goldstein, CPA
Sanford B. Horwitz, CPA
Alan Kirzner, CPA
Howard B. Lucas, CPA
Jerome T. Price, CPA
J. Jerry Schechter, CPA
Saul H. Silverman, CPA
Salomon Wainberg, CPA
Jeffrey L. Weiss, CPA
Allan P. Wilson, CPA

January 23, 2004

Board of Directors
Lafise Securities Corporation

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND
EXCHANGE COMMISSION

We have audited the accompanying financial statements of Lafise Securities Corporation as of and for the year ended December 31, 2003 and have issued our report thereon dated January 23, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Schechter Price Lucas Horwitz & Co

Goldstein Schechter Price Lucas Horwitz & Co., P.A.

121 Ponce De Leon Boulevard, Suite 1100, Coral Gables, Florida 33134. Dade: 305/442-2200. Broward: 954/766-2906. Fax: 305/444-0880
-Mail: gsplh@gsplh.com

LAFISE SECURITIES CORPORATION
SCHEDULE I
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION

Total Stockholders' Equity from Statement of Financial Condition		$ 100,745
Deduct stockholder's equity not allowable for Net Capital		-
Total stockholders' equity qualified for Net Capital		100,745
Add:		
Liabilities subordinated to claims of general creditors, allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		$ 100,745
Deductions and/or charges:		
Non-allowable assets		
Equipment, net	251	
Other assets	1,943	
Contractual obligation for 2003 audit not accruable under GAAP	5,000	
Total		7,194
Net capital before haircuts on securities positions		93,551
Haircuts on securities:		
Other securities		505
Net Capital		$ 93,046
Minimum net capital required		$ 348
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 88,046
Excess net capital at 1000%		$ 92,523
Total Liabilities from Statement of Financial Condition		$ 225
Contractual obligation for 2003 audit not accruable under GAAP		5,000
Total aggregate indebtedness		$ 5,225
Percentage of aggregate indebtedness to net capital		5.62%

Reconcilation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003.

Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 88,046
Other - excess charge relating to 2003 audit fee	5,000
Net capital per above	$ 93,046

Goldstein Schechter Price Lucas Horwitz & Co., P.A.
Certified Public Accountants & Consultants

Vincent Carrodeguas, CPA
Lawrence C. Elmer, CPA
Zvi Gold, CPA
Michael B. Goldstein, CPA
Sanford B. Horwitz, CPA
Alan Kirzner, CPA
Howard B. Lucas, CPA
Jerome T. Price, CPA
J. Jerry Schechter, CPA
Saul H. Silverman, CPA
Salomon Wainberg, CPA
Jeffrey L. Weiss, CPA
Allan P. Wilson, CPA

January 23, 2004

Board of Directors
Lafise Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Lafise Securities Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

121 Ponce De Leon Boulevard, Suite 1100, Coral Gables, Florida 33134. Dade: 305/442-2200. Broward: 954/766-2906. Fax: 305/444-0880
-Mail: gsplh@gsplh.com

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Schechter Price Lucas Horwitz & Co.

Goldstein Schechter Price Lucas Horwitz & Co., P.A.